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                       May 8, 2024

       Craig Pommells
       Chief Financial Officer
       Cracker Barrel Old Country Store, Inc.
       305 Hartmann Drive
       Lebanon, TN 37087-4779

                                                        Re: Cracker Barrel Old
Country Store, Inc.
                                                            Form 10-K for the
Fiscal Year Ended July 28, 2023
                                                            File No. 001-25225

       Dear Craig Pommells:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Trade & Services